Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Third Quarter 2021 Financial Results

Or Yehuda, Israel, November 18, 2021 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the third quarter and nine-month period ended September 30, 2021.

Financial Highlights for the Third Quarter Ended September 30, 2021

●	Consolidated revenues for the third quarter ended September 30, 2021 increased by 20.3% to $586.3 million, with growth recorded across Formula’s entire investment portfolio, compared to $487.3 million in the same period last year.

●	Consolidated operating income for the third quarter ended September 30, 2021 increased by 11.2% to $50.5 million, with growth recorded across Formula’s entire investment portfolio, compared to $45.4 million in the same period last year.

●	Consolidated net income attributable to Formula’s shareholders for the third quarter ended September 30, 2021 increased by 5.2% to $13.3 million, or $0.85 per fully diluted share, compared to $12.6 million, or $0.82 per fully diluted share, in the same period last year.

Financial Highlights for the First Nine-Month Period Ended September 30, 2021

●	Consolidated revenues for the first nine-months of 2021 increased by 25.6% to $1.75 billion, with growth recorded across Formula’s entire investment portfolio. Revenues for the first nine-months of 2020 amounted to $1.39 billion.

●	Consolidated operating income for the first nine-months of 2021 increased by 18.9% to $148.4 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the first nine-months of 2020 amounted to $124.9 million.

●	Consolidated net income attributable to Formula’s shareholders for the first nine months of 2021 was $39.0 million, or $2.51 per fully diluted share, compared to $34.9 million, or $2.25 per fully diluted share, in the same period last year, reflecting an increase of 11.9% year over year.

●	As of September 30, 2021, Formula held 48.9%, 43.8%, 45.5%, 100%, 50%, 90.1%, 80% and 100% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd. and ZAP Group Ltd., respectively.

●	Consolidated cash and cash equivalents, short-term bank deposits and investments in marketable securities totaled approximately $495.1 million as of September 30, 2021, compared to $533.2 million as of December 31, 2020.

●	Total equity as of September 30, 2021 was $1.14 million (representing 43.4% of the total consolidated balance sheet), compared to $1.11 billion (representing 44.0% of the total consolidated balance sheet) as of December 31, 2020.

Debentures Covenants

As of September 30, 2021, Formula was in compliance with all of its financial covenants under the debenture series issued by Formula, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders is equal to $519.7 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization is equal to 10.5%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters) is equal to 0.43.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “We are very pleased to continue our strong momentum recorded across our entire investment portfolio reaching all-time third quarter highs across all of our key indices (revenues, gross profit, operating income, EBITDA and net income). Our strong third quarter financial results recorded across all our key financial indices despite the negative impact of the holidays of the Jewish month of Tishrei (which this year entirely coincided with the third quarter as opposed to being spread over the third and fourth quarters in the previous year - thus reducing our time and material available billable hours in our operations in Israel by approximately 7%) reflect the strengths of our investment portfolio business models. We continue our efforts across our entire portfolio to adhere to our core values of innovation, professionalism, agility and transparency which allow us to continue our growth and protect our leading position.”

“Matrix reported its best third quarter in history with record-breaking results recorded across all its key financial indices with 97% of the growth deriving from organic growth. We are pleased with Matrix’s continued recognition as a market leader in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable the company to create significant value for its customers in managing, streamlining, accelerating and making their businesses thrive. There is a strong demand in Israel for software services in digital, cloud, cyber, data, and core operating systems—areas where Matrix significantly increased its strength during the COVID-19 period, and which are at the center of the IT market demand.”

“Sapiens reported all time high revenues of approximately $118 million, 21% higher than in the same period last year, and a strong Non-GAAP operating margin of 17.7% compared to 17.2% in the second quarter of 2021. The results demonstrate how well Sapiens is executing its proven “Land and Expand” strategy, which enables it to grow in the highly regulated and regionally diverse global insurance markets and validate its operating leverage. This unique value proposition enables insurers to benefit from Sapiens’ pre-integrated, cloud-first, low-code “insurance-in-a-box” approach across the majority of its products, empowering them to choose between deploying Sapiens end-to-end solution, or any combination of its components, to meet their evolving needs. Sapiens reiterated its full year 2021 revenue guidance, of $461 to $466 million and increased its operating margin guidance to a range of 17.4% to 17.5% from its prior range of 17.2% to 17.5%.”

“Magic Software reported another record quarter which further adds to its strong 2021 momentum. During the first nine months of 2021, Magic Software reported double digit growth and all-time highs across all of its key indices (revenues, gross profit, operating income, EBITDA and net income), which demonstrates the important role that Magic Software plays in its customers’ lifecycles and transformative journeys, as well as the success of its strategy to build a broad business portfolio that creates value for its customers in managing, streamlining, accelerating and maximizing their businesses. Magic increased its 2021 revenue guidance for the full year of 2021 for the third time this year to a range of $470 to $475 million from its prior range of $450 to $460 million.”

“Michpal Group continues to realize synergies and monetize on its business model with its revenues for the first nine months of 2021 growing by 27% compared to the same period last year to ILS 74 million (approximately $22.9 million) with 73% accounted to organic growth.”

“Lastly, Zap Group, a leading group of consumer sites in Israel and a well-reputable brand in the Israeli market, offering a wide range of solutions in the field of advertising, website promotion and targeted mailing, was consolidated since April 5, 2021. During these past months we’ve been focusing together with Zap’s management on the integration of Zap Group and on building a long-term strategy plan to accelerate its growth including the formation of potential business partnerships in order to expand Zap Group’s products and services offerings as well as reaching new customers. We will remain focused on the successful integration of Zap Group and continue to carefully explore additional M&As opportunities.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the NASDAQ Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the COVID-19 (coronavirus) pandemic, which may last longer than expected and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and risks related to our principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	Unaudited		Unaudited
Revenues	586,257	487,344	1,746,775	1,390,678
Cost of revenues	444,617	370,952	1,338,636	1,068,221
Gross profit	141,640	116,392	408,139	322,457
Research and development costs, net	16,796	13,337	49,121	38,384
Selling, marketing and general and administrative expenses	74,390	57,691	210,576	159,199
Operating income	50,454	45,364	148,442	124,874
Financial expenses, net	5,580	5,891	16,623	16,162
Income before taxes on income	44,874	39,473	131,819	108,712
Taxes on income	9,821	8,088	30,014	24,514
Income after taxes	35,053	31,385	101,805	84,198
Share of profit (loss) of companies accounted for at equity, net	(308)	(12)	353	335
Net income	34,745	31,373	102,158	84,533
Net income attributable to non-controlling interests	21,452	18,743	63,111	49,650
Net income attributable to Formula Systems’ shareholders	13,293	12,630	39,047	34,883

Earnings per share (basic)	0.87	0.83	2.55	2.28
Earnings per share (diluted)	0.85	0.82	2.51	2.25

Number of shares used in computing earnings per share (basic)	15,289,267	15,286,350	15,289,267	15,285,517
Number of shares used in computing earnings per share (diluted)	15,396,849	15,293,113	15,366,211	15,292,498

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	453,283	501,650
Short-term deposits	40,614	30,289
Marketable securities	1,168	1,238
Trade receivables	610,813	519,885
Other accounts receivable and prepaid expenses	75,522	83,820
Inventories	21,136	23,988
Total current assets	1,202,536	1,160,870

LONG-TERM ASSETS:
Deferred taxes	42,119	39,750
Other long-term accounts receivable and prepaid expenses	26,732	22,872
Total long-term assets	68,851	62,622

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	28,575	28,311
PROPERTY, PLANTS AND EQUIPMENT, NET	56,675	59,176
RIGHT-OF-USE ASSETS	99,109	114,414
NET INTANGIBLE ASSETS AND GOODWILL	1,164,937	1,094,687
TOTAL ASSETS	2,620,683	2,520,080

CURRENT LIABILITIES:
Loans and credit from banks and others	204,005	120,444
Debentures	48,785	41,454
Current maturities of lease liabilities	31,903	32,065
Trade payables	151,506	153,322
Deferred revenues	128,211	128,898
Other accounts payable	255,412	259,223
Liabilities in respect of business combinations	6,348	8,654
Put options of non-controlling interests	35,395	35,843
Total current liabilities	861,565	779,903
LONG-TERM LIABILITIES:
Loans and credit from banks and others	158,940	180,316
Debentures	216,769	203,070
Lease liabilities	77,657	91,188
Other long-term liabilities	12,602	12,191
Deferred taxes	73,615	68,367
Deferred revenues	19,136	16,626
Liabilities in respect of business combinations	23,778	16,582
Put options of non-controlling interests	25,974	28,175
Employees benefit liabilities	13,694	15,119
Total long-term liabilities	622,165	631,634

EQUITY
Equity attributable to Formula Systems’ shareholders	519,700	503,201
Non-controlling interests	617,253	605,342
Total equity	1,136,953	1,108,543

TOTAL LIABILITIES AND EQUITY	2,620,683	2,520,080

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2021	2020
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	28,602	47,852
Other accounts receivable and prepaid expenses	6,552	4,977
Total current assets	35,154	52,829

INVESTMENTS IN SUBSIDIARIES AND A JOINTLY
CONTROLLED ENTITY (*)
Matrix IT Ltd.	146,699	142,194
Sapiens International Corporation N.V.	225,981	227,771
Magic Software Enterprises Ltd.	117,450	118,105
Other	167,836	90,359
Total Investments in subsidiaries and a jointly controlled entity	657,966	578,429

OTHER LONG TERM RECEIVABLES	2,207	1,707

PROPERTY, PLANTS AND EQUIPMENT, NET	9	2

TOTAL ASSETS	695,336	632,967

CURRENT LIABILITIES:
Debentures	28,158	21,652
Trade payables	148	349
Other accounts payable	3,982	2,329
Total current liabilities	32,288	24,330

LONG-TERM LIABILITIES:
Debentures	137,814	104,394
Put options of non-controlling interests	1,116	1,042
Liability in respect of a business combination	4,418	-
Total long-term liabilities	143,348	105,436

EQUITY	519,700	503,201

TOTAL LIABILITIES AND EQUITY	695,336	632,967

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.